March 10, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Andrei Krioukov, President
Boss Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Boss Minerals, Inc.
Form SB-2, Amendment 2, filed February 2, 2005
      File No.:  333-120682

Dear Mr. Krioukov:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We repeat our prior comment 1 regarding our belief that the registrant is a "blank check" company. We believe that your minimal activities do not support your argument that you have a specific business plan. In this regard, please describe your additional expenditures of $3,005 "on the property" during the three months ended December 31, 2004. In addition, with a view towards disclosure, supplementally provide us with a listing of the following information: (i) every public entity with which any principal, or any affiliate of either a principal or the company has been or is associated with, including but limited to such principal`s or affiliate`s involvement as a principal, accountant, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (ii) specify for each such entity the nature and extent of the principal`s or affiliate`s involvement;
(iii) indicate for each such entity whether or not a principal or an affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (iv) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a
"blank check" company; (v) for each such entity whether or not such entity was involved in any merger transaction, including but not limited to a "reverse merger" transaction, and if so, provide reasonable detail concerning each such transaction as well as any principal`s or affiliate`s role in such transaction(s); and (vi) whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities. We may have further comment.
2. We note your disclosure on page 19 that the company has no "intention of entering into a merger or acquisition within the next twelve months." Clarify the disclosure to indicate whether the company intended to limit such statement merely to its current intent for a twelve month period, or whether the company is actually willing to affirmatively state that it will not enter into a merger or acquisition agreement going forward and will concentrate its efforts on the development of its existing mining claims. We may have further comment.
3. We repeat our prior comment 2 that you include the Commission`s file number on the cover page of the registration statement.

Summary Financial Information, page 5

4. Please label the Balance Sheet Data and Statement of Loss and
Deficit as of December 31, 2004, and for the period from February
17,
2004 (Inception) to December 31, 2004, respectively, as unaudited.

Description of Business, page 18

5. We note the following statement in the first paragraph of this section. "We have an option to acquire a 100% interest in 20 mineral claims, collectively known as the Mosquito King property. It is confusing to the reader for you to use the word "property" in describing claims. In order to understand the disclosure in this registration statement the reader must learn that "Mosquito King property" actually means "Mosquito King claims." Please revise the disclosure to avoid this potential for confusion. It is necessary to
disclose material information in a clear, concise, and
understandable
manner. See Rule 421(b) of Regulation C.
6. We have reviewed your response to our prior comment 8. In the disclosure, please clarify further the first paragraph of this section, including, but not necessarily limited to, a discussion of the phrase "to determine the legal feasibility of the property"
and a
discussion of whether there is an aspect to these claims, for example, size, which make them unusually likely to have a problem in connection with boundaries. In view of your statement on page 18 that you must complete a survey of the mineral claims comprising the
Mosquito King property in order to ensure that the mineralization that you intend to exploit is within the claims` boundaries, please disclose whether the historical information in the section
entitled
"Exploration History" on page 21 is perhaps not applicable to the areas within the precise boundaries of your claims. If yes, provide the appropriate qualifications to the disclosure under
"Exploration
History." In addition, make the same revisions to the third risk factor on page 7, which risk factor begins: "Because we have not surveyed the Mosquito King claims ...."
7. We note your response to our prior comment 9. You have disclosed that a Canadian rule requires that when a company discloses scientific and technical information about their mineral projects to the public it must be based on advice by a qualified geoscientist or engineer who visits the property. You have also disclosed that Mr.
Molak did not visit the property. It appears you are violating this rule. Please explain the possible consequences, to the registrant and to the public, of this violation. Also, provide the cite of the rule so that the reader can locate it. In addition, quote the relevant part of the rule in the disclosure and supplementally provide the staff with a copy of the rule.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Angela Halac at 202-824-5683 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Andrei Krioukov, President
      Facsimile 604-602-7593



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Andrei Krioukov
Boss Minerals, Inc.
March 10, 2005
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